
ACCLAIM
Energy Inc.


05005595

1900, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Tel: 403.539.6300 Fax: 403.539.6499
www.acclaimtrust.com

January 31, 2005

By Mail

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450- 5th Street, NW
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH, D.C. 179 SECTION

Dear Sir or Madam:

Re: Acclaim Energy Trust ('the Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34789

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12g of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, the noted documents listed on Schedule "A" hereto.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Please contact David Broshko at (403) 539-6346 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

ACCLAIM ENERGY TRUST

Catherine Harbinson,
Executive Assistant to

David J. Broshko, C.A.
Vice President Finance and
Chief Financial Officer

DJB/ch


PROCESSED
FEB 08 2005
THOMSON
FINANCIAL

SCHEDULE A

Document	Filing Requirements [1 2]	When Due [3 4 5 6 7 8 9 10]
Acclaim Energy Trust		
Press Releases (included releases listed below)	**1**	**3**
1. January 28, 2005		
2. January 19, 2005		
3. January 11, 2005		
4. December 24, 2004		
5. December 21, 2004		
6. December 20, 2004		
7. December 20, 2004		
8. December 20, 2004		
9. November 19, 2004		
10. November 12, 2004		
11. November 12, 2004		
12. November 12, 2004		

---

1. Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).
2. Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.
3. Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.


ACCLAIM
Energy Trust

NEWS RELEASE January 28, 2005

ACCLAIM ENERGY TRUST PROVIDES 2004 TAX INFORMATION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim") is pleased to provide 2004 tax information for its Canadian and U.S. resident unitholders.

2004 CANADIAN TAX INFORMATION

The information contained herein is intended to provide general guidance to assist in 2004 income tax reporting for Canadian resident individual holders of Acclaim trust units. It is not intended to constitute legal or tax advice to any holder or potential holder of Acclaim trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Acclaim trust units.

Units Held within an RRSP, RRIF or DPSP

Unitholders who held Acclaim units in a Registered Retirement Savings Plan ("RRSP"), Registered Retirement Income Fund ("RRIF") or Deferred Profit Sharing Plan ("DPSP") should not report any amount on their 2004 T1 Income Tax Return.

Units Held outside an RRSP, RRIF or DPSP

Unitholders who held Acclaim units outside of an RRSP, RRIF or DPSP will receive a "T3 Supplementary" slip postmarked on or before March 31, 2005. Acclaim's Canadian registered unitholders will receive "T3 Supplementary" slips directly from Acclaim's transfer agent, Computershare Trust Company of Canada. Acclaim units held through a broker or other intermediary will receive a "T3 Supplementary" slip from their broker or other intermediary and not from the transfer agent or from Acclaim.

Acclaim has determined that distributions received by Canadian resident unitholders in respect of the 2004 taxation year are **43.34% taxable and 56.66% a tax-deferred return of capital**. The taxable portion of distributions are to be reported as "Other income" and will be included in Box (26) of the "T3 Supplementary" slip. Pursuant to paragraph 12(1)(m) of the Income Tax Act of Canada, income earned by Acclaim in 2004 and allocated to unitholders must be reported by unitholders in their 2004 income tax return.

2004 Summary of Canadian Tax Information

The table below summarizes, on a per unit basis, the taxability of cash distributions paid and included in the 2004 "T3 Supplementary" slips, which will include distributions with record dates from January 30, 2004 to December 31, 2004. Acclaim also expects to provide current tax model estimates for the 2005 tax year for Canadian residents through its financial reporting, next scheduled for March 11, 2005.

2004 CASH DISTRIBUTION INFORMATION FOR CANADIAN UNITHOLDERS ($/UNIT)

Record Date	Payment Date	Cash Distribution	Taxable Amount (43.34%)	Return of Capital Amount (56.66%)
Jan 30 2004	Feb 20 2004	0.1625	0.070433	0.092067
Feb 27 2004	Mar 18 2004	0.1625	0.070433	0.092067
Mar 31 2004	Apr 19 2004	0.1625	0.070433	0.092067
Apr 30 2004	May 20 2004	0.1625	0.070433	0.092067
May 28 2004	Jun 21 2004	0.1625	0.070433	0.092067
Jun 30 2004	Jul 20 2004	0.1625	0.070433	0.092067
Jul 30 2004	Aug 20 2004	0.1625	0.070433	0.092067
Aug 31 2004	Sep 20 2004	0.1625	0.070433	0.092067
Sep 30 2004	Oct 20 2004	0.1625	0.070433	0.092067
Oct 30 2004	Nov 19 2004	0.1625	0.070433	0.092067
Nov 30 2004	Dec 20 2004	0.1625	0.070433	0.092067
Dec 31 2004	Jan 20 2005	0.1625	0.070433	0.092067
TOTAL		**$1.95**	**0.845199**	**1.104801**

Adjusted Cost Base

Holders of Acclaim trust units must reduce the Adjusted Cost Base ("ACB") of their units by an amount equal to the cumulative cash received from distributions minus cumulative taxable amounts reported as "Other income" on their "T3 Supplementary" slips. Provided trust units are held as capital property, the ACB is used in determining the capital gain or loss to report on disposition of the units.

Subscription Receipts

Former holders of Acclaim subscription receipts, which were issued on June 15 and were outstanding until June 30, 2004, will not recognize any gain or loss on the exchange of a subscription receipt for an Acclaim trust unit. The ACB of an Acclaim trust unit acquired on such exchange will be equal to the ACB of the Acclaim subscription receipt purchased by the holder.

No cash payments were made under the Acclaim subscription receipts.

2004 U.S. TAX INFORMATION

The following information is provided to assist individual U.S. unitholders in reporting distributions received from Acclaim on their IRS form 1040 – U.S. Individual Income Tax Return for the 2004 calendar year.

The information contained herein is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of Acclaim trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Acclaim trust units.

Acclaim Units Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if Acclaim trust units are held within a qualified retirement plan.

Acclaim Units Held Outside a Qualified Retirement Plan

The table below summarizes the taxability of distributions paid in 2004.

Acclaim should be treated as a corporation and its units as equity under U.S. tax law. Therefore, a portion of the trust's distributions paid during the year should be considered dividends for U.S. federal income tax purposes. The dividend component is based on Acclaim's current and accumulated earnings and profits determined in accordance with U.S. income tax principles. **Acclaim has determined that 47.49% of the distributions paid during 2004 should be reported as a qualified dividend and the remaining 52.51% as a tax-deferred return of capital (and possibly a capital gain if this portion of the distribution exceeds your tax basis in the units).**

This level of taxability differs from the previous tax estimates issued by Acclaim in this respect in June of 2004. The primary reason for the difference, is stronger than anticipated commodity prices and the minimal tax shelter received with the ChevronTexaco acquisition. Acclaim also expects to provide current tax model estimates for the 2005 tax year for US residents through its financial reporting, next scheduled for March 11, 2005.

In consultation with its U.S. tax advisors, Acclaim is of the opinion that the dividend portion of the 2004 distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. Such Qualified Dividends are eligible for the reduced tax rate applicable to long-term capital gains and are to be reported on line 9(b) of the Federal income tax return. There are certain individual circumstances, as provided on page 23 of the IRS 2004 1040 Instruction Booklet, where the dividends may not be Qualified Dividends (such as in situations where the individual unitholder does not meeting a holding period test). Where these circumstances apply, they are to be reported as Ordinary Dividends on Schedule B – Part II and line 9(a) of the Federal income tax return.

It has come to Acclaim's attention that a database established on behalf a number of U.S. brokerage firms in the U.S. may not recognize Acclaim - and many other non-SEC registered foreign entities that do not issue common shares - as "qualified foreign corporations". Accordingly, U.S. brokerage firms and other intermediaries may report a portion (or perhaps all) of the trust distributions received in 2004 as ordinary dividends. The U.S. Internal Revenue Service has provided guidance that they contemplate there will be situations where intermediaries may be required to report distributions as ordinary dividends on Form 1099-DIV although the US taxpayer may be entitled to (and, therefore, should) report the distributions as a qualified dividends. Likewise, they are also aware that there may be situations where the intermediaries report distributions as qualified dividends although the taxpayer knows they are not. In light of these potential differences, we have been advised by our U.S. tax advisors that the Form 1099-DIV reporting does not control how the taxpayer is entitled to report distributions.

Subject to advice from your legal and tax advisors, we recommend that you reference this press release as support for your treatment of the 2004 distributions from Acclaim. Furthermore, unitholders may also wish to obtain a copy of a press release to be issued on or around February 1, 2005 by KPMG entitled "Unitholders of Canadian Income Trusts that are not Listed on Ernst & Young's Database of Foreign Equities That Qualify for 15% Dividend Tax Rate Might Still be Eligible for a 15% Dividend Tax Rate". A copy of the KPMG press release will be available at Acclaim's website under "Investor Info", then click "Non-Resident Investor Information".

The table below also summarizes the portion of distributions paid during 2004 that represent a return of capital. This amount is generally non-taxable if it is a return of your cost (or other basis) in the trust units. You must reduce your cost (or other basis) by this amount to calculate the capital gain or loss when units are sold. If this amount exceeds your cost (or other basis) the excess must be reported as a capital gain.

Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Worksheet to determine the amount of tax that may otherwise be applicable.

Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld from 2004 distributions should be available through your broker or other intermediary and is not available from Acclaim. Amounts over withheld from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the distributions were paid.

U.S. individual unitholders who hold their Acclaim units through a broker or other intermediary will normally receive a Form 1099-DIV (or similar form) from their broker or other intermediary providing tax reporting information in respect of trust distributions received during the year. Acclaim is not required to file Form 1099-DIV and is providing this information in lieu of that requirement. **As mentioned above, U.S. unitholders could receive a Form 1099-DIV from a broker or intermediary that may not reflect the correct classification of the distribution**. As a result, U.S. unitholders should report their dividend income, capital gain (if any) and adjust the tax basis of their Acclaim units in accordance with this press release. U.S. unitholders should consult their brokers and/or tax advisors to ensure that this information is accurately reflected on their tax returns.

2004 Summary of U.S. Tax Information

The following schedule summarizes, on a per unit basis, the U.S. tax treatment of monthly cash distributions paid by Acclaim (prior to Canadian withholding tax) for the period January 1st to December 31st, 2004. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a tax-deferred return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2004 CASH DISTRIBUTION INFORMATION FOR U.S. UNITHOLDERS ($/UNIT)

Record Date	Payment Date	Cash Distribution ($Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 31 2003	Jan 19 2004	0.1625	0.767990	0.124798	0.059261	0.065537
Jan 30 2004	Feb 20 2004	0.1625	0.744048	0.120908	0.057414	0.063494
Feb 27 2004	Mar 18 2004	0.1625	0.752332	0.122254	0.058053	0.064201
Mar 31 2004	Apr 19 2004	0.1625	0.742611	0.120674	0.057303	0.063371
Apr 30 2004	May 20 2004	0.1625	0.729714	0.118579	0.056308	0.062271
May 28 2004	Jun 21 2004	0.1625	0.733138	0.119135	0.056572	0.062563
Jun 30 2004	Jul 20 2004	0.1625	0.763475	0.124065	0.058913	0.065152
Jul 30 2004	Aug 20 2004	0.1625	0.770594	0.125222	0.059462	0.065759
Aug 31 2004	Sep 20 2004	0.1625	0.772738	0.125570	0.059628	0.065942
Sep 30 2004	Oct 20 2004	0.1625	0.804376	0.130711	0.062069	0.068642
Oct 30 2004	Nov 19 2004	0.1625	0.839208	0.136371	0.064757	0.071615
Nov 30 2004	Dec 20 2004	0.1625	0.813405	0.132178	0.062766	0.069413
TOTAL		**$1.95**		**1.500465**	**0.712505**	**0.787960**

(1) Bank of Canada noon rate on date of payment

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE

January 19, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on February 18, 2005 to unitholders of record on January 31, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on January 27, 2005.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 13.10 percent, based on a January 19 closing price of $14.88 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 28 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE January 11, 2005

ACHESON 2-26 WELL BROUGHT UNDER CONTROL

CALGARY, ALBERTA (AE.UN – TSX) - Acclaim Energy Trust announced today that the first of two relief wells being concurrently drilled successfully intersected the casing of the Acheson 2-26 well which has been burning since December 12, 2004. At approximately 2:00 p.m. on Monday January 10, drilling mud pumped into 2-26 arrested the flow of gas and the fire was extinguished.

The relief and surface well operations pumped cement into the Acheson 2-26 wellbore isolating the Nisku formation thereby ensuring that the well is secured.

In conjunction with the Alberta Energy and Utilities Board (AEUB), Acclaim will continue to monitor the well to ensure there is no possibility that the flow of gas could resume. A post incident review to determine the root cause(s) of the incident has been initiated.

The incident, while significant, has not had a material impact on Acclaim's ongoing operations.

For further technical and other information on the operations at Acheson 2-26, please visit www.acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders.

\- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

J Paul Charron
President and CEO
(403) 539-6300
1- 877- 6300

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300

info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 24, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION REVISED

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on January 20, 2005 to unitholders of record on December 31, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on December 29, 2004.

Please note that this news release should replace the content of the December 20 distribution announcement as the ex-distribution date noted in that announcement was incorrect. The ex-distribution date of December 29 and record date of December 31 as stated above is correct.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.4 percent, based on a December 17 closing price of $14.55 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 27 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 21, 2004

ACCLAIM ENERGY TRUST PROVIDES UPDATE ON ACHESON 2-26

CALGARY, ALBERTA (AE.UN – TSX) – As previously announced, on December 12, 2004, Acclaim Energy Inc., the operating subsidiary of Acclaim Energy Trust, activated its Emergency Response Plan at the Acheson 2-26 location due to a gas leak. The leak occurred during a routine work over that is regularly performed on oil and gas wells to enhance or return a well to production. The well was originally a light crude oil well, which produced from the Leduc formation. The natural gas currently being produced from this well is gas that was injected into the formation as part of a miscible flood enhanced recovery program operated by the previous owner.

Since that time, in consultation with the Alberta Energy and Utilities Board ("EUB") and Alberta Environment, Acclaim has initiated a controlled ignition of the well for worker safety and to mitigate odor concerns for nearby residents. The Company is actively pursuing multiple and concurrent strategies to control the well. Two relief wells are being drilled. The first well began drilling on Sunday, December 19, 2004, and the second well is expected to commence drilling in the next 48 hours. If the first well successfully connects to the existing well, the second well will not be completed. However, if the initial effort does not succeed, or encounters technical difficulties, the second well will be underway. Simultaneous efforts to control the well and reduce pressure through reservoir management techniques are progressing from a location just north of the 2-26 well location.

Acclaim continues to liaise with several remaining evacuated families that live in close proximity to the well site and are not returning to their homes due to the disruption from the activities associated with the operation. Acclaim is committed to ensuring the comfort and safety of these residents during this time. The company will continue to work with the appropriate government agencies, regulatory bodies and affected stakeholders as it works to stabilize the Acheson 2-26 well.

Comprehensive air quality, wind, soil and water monitoring has been established. Levels of H2S (sour gas) and SO2 are currently negligible in the area.

The cause of the release and the extent of the damage are still unknown at this time, however, Acclaim will conduct a Post Incident Investigation to determine the root cause(s) as soon as the well has been brought under control. The incident response, while significant, is not expected to have a material impact on Acclaim. Acclaim maintains insurance for such incidents and expects that the costs will be largely covered by such insurance.

For further technical and other information on the operations at Acheson 2-26, please visit www.acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders.

FOR FURTHER INFORMATION PLEASE CONTACT:

J Paul Charron
President and CEO
(403) 539-6300
1- 877- 6300

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300

info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 20, 2004

ACCLAIM ENERGY TRUST ANNOUNCES ENHANCED DISTRIBUTION REINVESTMENT PLAN

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust is pleased to announce that it has received regulatory approval to offer an updated distribution reinvestment plan (DRIP) and an optional cash purchase (OCP) plan (collectively the Plan).

Unitholders may elect to participate in a cash distribution reinvestment plan that will automatically reinvest all or part of the distributions from Acclaim Energy Trust in additional trust units. An optional cash investment program is also available to allow the purchase of Acclaim Energy Trust units. Both plans facilitate investment in additional trust units at prevailing market prices with no brokerage commission or trust fees. The plan is only available to residents of Canada.

Features of the new Plan include:

- The enhanced DRIP features a 5 per cent discount on the trading price of Trust units. Trust units issued from treasury under the enhanced DRIP will be issued at a 5 per cent discount from the 10 day weighted average closing prices of the Trust units immediately preceding the Cash Distribution Date. Where Acclaim Energy Trust instructs that the purchase of Trust units for the DRIP be made through the facilities of the Toronto Stock Exchange, rather than from treasury, the price of the Units to Participants will be the average price of all Units acquired during the period beginning on the Cash Distribution Date and ending on the date that is three (3) business days prior to the next applicable Record Date. Generally, Acclaim expects to issue Trust units from treasury at the 5 percent discount to satisfy the requirements of the enhanced DRIP.

- The OCP allows unitholders to purchase additional Trust units (no discount to market price under the OCP) subject to a minimum of $2,000 per remittance and a maximum of $100,000 per financial year of the Trust.

- Statements of account are mailed to each participant in the Plan on a monthly basis, detailing the investments made on their behalf.

- Participants do not pay any costs associated with the Plan including the payment of brokerage commissions. However, Unitholders who enrol in this Plan through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee.

- The Plan is available for the distribution payable on January 20, 2005 for which the record date is December 31, 2004, in accordance with the administration requirements outlined in the DRIP plan document. New registrants should have their completed registration forms submitted to Computershare five business days prior to the record date.

- Participants in Acclaim's previous DRIP will automatically be registered in the enhanced DRIP, and only need to register for the Optional Cash Purchase if so desired.

- Full details of the Plan and registration forms are available at Acclaim Energy Trust's website (www.acclaimtrust.com) or by contacting the administrator of the plan:
  Computershare Trust Company of Canada:
  100 University Avenue, 9th Floor
  Toronto Ontario M5J 2Y1
  Attn: Dividend Reinvestment Department
  Fax: 416.263.9394
  Toll Free: 1.800.564.6253

"We are pleased to offer this enhanced DRIP in response to requests from our unitholders, said J. Paul Charron, President and CEO. "We believe this program provides an opportunity for our Canadian unitholders to increase the holdings through the convenience and savings provided by the enhanced DRIP."

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 20, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION; PROVIDES INFORMATION TO NON-RESIDENTS OF CANADA ON WITHHOLDING TAXES

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on January 20, 2005 to unitholders of record on December 31, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on December 28, 2004.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.4 percent, based on a December 17 closing price of $14.55 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 27 consecutive monthly payments at this level.

Acclaim also announced today it has received approval last week from the necessary Canadian securities commissions to offer an enhanced distribution reinvestment program which is available only to residents of Canada.

On December 6, 2004, the Canadian Government tabled legislation to follow up on its budget announcement of March 23, 2004, regarding proposed changes to non-resident withholding taxes and the placement of non-resident ownership restrictions upon the income trust sector. The proposed legislation, which would become effective January 1, 2005, provides for a 15 percent withholding tax on the total distribution to non-resident unitholders, including both the return of capital portion and the return on capital portion. The 15 percent withholding tax has been applied to non-resident taxable accounts holding Acclaim Energy Trust units since the July 20 distribution, coinciding which Acclaim's distributions becoming taxable as a result of the completion of the acquisition of ChevronTexaco assets in western Canada. Under the terms of the proposed legislation, the withholding tax will also apply to non-resident tax-exempt accounts. Acclaim recommends that non-resident unitholders contact their tax advisors in order to obtain details of the implications arising from the implementation of this withholding tax.

In addition, the Canadian Government has suspended activities pertaining to non-resident ownership of income trusts. This suspension includes the requirement to comply with non-resident ownership restrictions by January 1, 2005. However, Acclaim will continue to monitor its level of non-resident ownership, currently which is estimated at 25 percent. Acclaim, through its membership in the Canadian Association of Income Funds ("CAIF"), will actively participate in any further dialogue with the Canadian Government.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 20, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION; PROVIDES INFORMATION TO NON-RESIDENTS OF CANADA ON WITHHOLDING TAXES

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on January 20, 2004 to unitholders of record on December 31, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on December 28, 2004.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.4 percent, based on a December 17 closing price of $14.55 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 27 consecutive monthly payments at this level.

Acclaim also announced today it has received approval last week from the necessary Canadian securities commissions to offer an enhanced distribution reinvestment program which is available only to residents of Canada.

On December 6, 2004, the Canadian Government tabled legislation to follow up on its budget announcement of March 23, 2004, regarding proposed changes to non-resident withholding taxes and the placement of non-resident ownership restrictions upon the income trust sector. The proposed legislation, which would become effective January 1, 2005, provides for a 15 percent withholding tax on the total distribution to non-resident unitholders, including both the return of capital portion and the return on capital portion. The 15 percent withholding tax has been applied to non-resident taxable accounts holding Acclaim Energy Trust units since the July 20 distribution, coinciding which Acclaim's distributions becoming taxable as a result of the completion of the acquisition of ChevronTexaco assets in western Canada. Under the terms of the proposed legislation, the withholding tax will also apply to non-resident tax-exempt accounts. Acclaim recommends that non-resident unitholders contact their tax advisors in order to obtain details of the implications arising from the implementation of this withholding tax.

In addition, the Canadian Government has suspended activities pertaining to non-resident ownership of income trusts. This suspension includes the requirement to comply with non-resident ownership restrictions by January 1, 2005. However, Acclaim will continue to monitor its level of non-resident ownership, currently which is estimated at 25 percent. Acclaim, through its membership in the Canadian Association of Income Funds ("CAIF"), will actively participate in any further dialogue with the Canadian Government.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE

November 19, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on December 20, 2004 to unitholders of record on November 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on November 26, 2004.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.8 percent, based on a November 18 closing price of $14.12 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 26 consecutive monthly payments at this level.

Unitholders in the United States may want to confirm ex-distribution dates with their investment advisor as they may differ from the dates noted above due to the U.S. Thanksgiving holiday.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I J. Paul Charron, President and Chief Executive Officer of Acclaim Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Acclaim Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 12, 2004

(Signed by J. Paul Charron)
"J. Paul Charron", C.A.
President and
Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I David J. Broshko, Vice President Finance and Chief Financial Officer of Acclaim Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Acclaim Energy Trust (the issuer), for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 12, 2004

(Signed by David J. Broshko)
David J. Broshko, C.A.
Vice President, Finance and
Chief Financial Officer



3

Third Quarter Report

For the periods ended September 30, 2004

Interim Report to Unitholders

Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN - TSX)) is pleased to announce record financial and operating results for the nine months ended September 30, 2004.

- *On June 30, 2004, Acclaim closed the previously announced $433 million acquisition of properties from ChevronTexaco. This is the first quarter in which production and cash flow associated with the transaction are being reported and the impact is significant.*
  - *Production increased 66 percent to 40,949 boe/d in the third quarter compared to 24,607 boe/d reported for the second quarter.*
  - *Cash flow nearly doubled to $79.7 million in the quarter compared to $40.3 million last quarter and cash flow per unit increased 61 percent to $0.82 per Trust unit.*
  - *Acclaim's payout ratio was reduced to 60 percent in the third quarter of 2004 compared to 95 percent in the second quarter while maintaining consistent distributions of $0.1625 per Trust unit per month. Acclaim has now made 36 months of consecutive or rising distributions with the last 25 months at the current rate of $0.1625 per Trust unit. The current payout ratio reflects the significant financial accretion related to the ChevronTexaco acquisition.*
- *Acclaim provided unitholders a total return of 16.1 percent during the third quarter 2004. Most recently, the Trust units traded at a new 52 week high of $15.60. Liquidity has also increased substantially, with an estimated 450,000 Trust units traded per day.*
- *On October 4, 2004 Acclaim closed a $75.5 million "bought deal" equity financing, issuing a total of 5,300,000 Trust units at a price of $14.25 per Trust unit. Proceeds were used to reduce debt incurred with the ChevronTexaco acquisition and to expand Acclaim's capital expenditure program. Based on estimated annualized cash flow for the third quarter and the $75.5 million equity financing, Acclaim's debt to cash flow ratio is conservative at less than 1.0 times.*
- *During the third quarter, Acclaim increased its focus on internally-generated prospects incurring $23.6 million of net development expenditures including $13.5 million for drilling, $4.4 million for facilities and production equipment and $5.0 million for production optimization. Acclaim participated in drilling 25.0 gross (21.51 net) wells, resulting in 19.0 (18.76 net) oil wells, 5.0 (2.5 net) natural gas wells and 1.0 (.25 net) abandoned wells. This was Acclaim's most active drilling quarter to date and resulted in a 96% success ratio.*
- *For the quarter, Acclaim funded cash distributions and capital expenditures with 90 percent of cash flow. The balance of cash flow was utilized to reduce bank debt.*

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Financial and Operating Summary

	Three Months Ended September 30			Nine Months Ended September 30		
	2004	**2003**	**%**	**2004**	**2003**	**%**
Financial						
($millions except per unit amounts, unaudited)						
Gross revenue	**167.9**	77.0	118%	**351.0**	212.4	65%
Cash flow from operations	**79.7**	37.0	115%	**162.5**	108.1	50%
Per unit - basic	**0.82**	0.56	46%	**1.93**	1.94	-1%
Per unit - diluted	**0.75**	0.56	34%	**1.80**	1.93	-7%
Net earnings	**0.9**	5.2	-83%	**11.0**	45.8	-76%
Cash distributions paid	**47.5**	31.8	49%	**122.3**	80.6	52%
Per unit	**0.4875**	0.4875	-	**1.4625**	1.4625	-
Capital expenditures						
Development expenditures	**23.6**	8.6	174%	**52.9**	27.0	96%
Net capital expenditures	**24.0**	75.7	-68%	**522.4**	402.3	30%
Total assets	**1,532.0**	1,040.7	47%	**1,532.0**	1,040.7	47%
Working capital (deficiency)	**(26.9)**	1.7	-	**(26.9)**	1.7	-
Long-term debt	**349.6**	220.3	59%	**349.6**	220.3	59%
Net debt (excluding financial derivatives)	**341.0**	218.6	56%	**341.0**	218.6	56%
Unitholders' equity	**818.2**	586.1	40%	**818.2**	586.1	40%
Weighted average trust units outstanding *(thousands)*	**97,567**	66,132	48%	**84,074**	55,829	51%
Trust units outstanding at period end *(thousands)*	**97,928**	68,830	42%	**97,928**	68,830	42%
Operating						
Production						
Natural gas *(mmcf/d)*	**108.9**	76.7	42%	**89.5**	63.8	40%
Crude oil *(bbl/d)*	**17,004**	9,247	84%	**12,050**	8,070	49%
Natural gas liquids *(bbl/d)*	**5,796**	2,233	160%	**3,311**	1,935	71%
Barrel of oil equivalent *(boe/d, 6:1)*	**40,949**	24,267	69%	**30,279**	20,635	47%
Average Prices						
Natural gas *($/mcf)*	**6.86**	5.78	20%	**6.91**	6.43	10%
Natural gas (net of hedging) *($/mcf)*	**6.76**	5.63	55%	**6.74**	6.13	26%
Crude oil *($/bbl)*	**51.97**	33.59	38%	**45.53**	36.09	14%
Crude oil (net of hedging) *($/bbl)*	**45.02**	32.56	38%	**39.08**	34.30	14%
Natural gas liquids *($/bbl)*	**33.60**	25.92	30%	**34.41**	29.17	18%
Drilling activity *(gross)*						
Natural gas wells	**5**	3	-	**19**	14	-
Oil wells	**19**	5	-	**30**	22	-
Other	**-**	-	-	**1**	-	-
Dry and abandoned	**1**	2	-	**1**	3	-
Total gross wells	**25**	10	-	**51**	39	-
Total net wells	**21.51**	4.70	-	**33.02**	25.20	-
Success rate *(%)*	**96%**	80%	-	**98%**	92%	-

Just twenty four months ago, on October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd. Since that time, Acclaim has completed five transactions totaling approximately $850 million including the most recent, a $433 million acquisition of properties from ChevronTexaco. During that time, we have increased production 171 percent from 15,089 boe/d in the fourth quarter of 2002 to over 40,000 boe/d this quarter. In addition, Acclaim has paid distributions totaling $266.6 million and provided a total unitholder return of 74 percent.

In the ChevronTexaco transaction we acquired a package of high quality, concentrated producing properties in western Canada which increased production by approximately 17,000 boe/d and lofted Acclaim into the top quartile of oil and gas trusts in Canada. The financial and operational accretion associated with this transaction is significant and evident in the record financial and operating results reported this quarter. We have reduced our payout ratio in this quarter to 60 percent while maintaining consistent distributions. In addition, we have funded the payment of our distributions and our capital expenditure program with approximately 90 percent of cash flow. The balance of cash has been used to reduce bank debt. This reduced payout ratio supports our belief that a more conservative payout strategy allows Acclaim to continue to strengthen its balance sheet and provide longer term sustainability.

During the quarter, we were very active with the integration of the ChevronTexaco assets. Our operations department successfully managed the integration and assumed operatorship of the Acheson processing facility and associated production in central Alberta and field operations in the Drayton Valley area of west central Alberta. In addition, Acclaim was awarded operatorship of the Mitsue property at Slave Lake in northern Alberta.

REVIEW OF OPERATIONS

The third quarter reflected the full impact of the ChevronTexaco acquisition resulting in production of 108.9 mmcf/d of natural gas, 17,004 bbl/d of crude oil and 5,769 bbl/d of natural gas liquids for total production of 40,949 boe/d compared to 76.7 mmcf/d, 9,247 bbl/d, 2,233 bbl/d, respectively, for total production of 24,267 boe/d in the third quarter of 2003; an increase of 69 percent.

Production volumes in the quarter were actually negatively impacted by approximately 400 boe/d as a result of downtime at processing facilities in northeastern British Columbia and Drayton Valley in west central Alberta.

The third quarter program marked a considerable increase in Acclaim's drilling activity. Our operated drilling program which was 100 percent successful in the quarter, consisted of 20.0 gross wells (19.76 net) resulting in production increases of approximately 1,200 boe/d, most of which was added late in the quarter. This program was oil focused and exploited prospects identified with the acquisition of Exodus Energy in December 2003 where 14.0 wells were drilled at the Greater Furness property in western Saskatchewan. Acclaim also drilled 3 successful wells (two oil and one gas) at Pouce Coupe in northern Alberta which will be on production in December, 2 successful gas wells in its Southern District and a successful Cardium oil well at Willesden Green in west central Alberta.

Acclaim participated in the drilling of 5.0 gross wells (1.75 net), operated by our partners resulting in four natural gas and one abandoned well.

During the quarter, we successfully conducted 85 workovers, 9 recompletions, and 18 stimulations. Production optimization operations provided incremental production of approximately 2,000 boe/d which was added throughout the quarter with a capital investment of $5.0 million.

Acclaim will continue to be active in the fourth quarter of 2004 with a program targeting more than 40 operated wells. To date in the quarter, we have successfully drilled 25 light oil wells at Dodsland in southwest Saskatchewan. In addition, Acclaim is also looking to accelerate into this quarter, drilling programs at Willesden Green and Greater Furness originally scheduled for the first quarter of 2005. Acclaim is targeting six to nine wells at Willesden Green and 10 more wells at Greater Furness. As a result, Acclaim expects to incur between $30 and $35 million of capital expenditures in the fourth quarter of 2004 which is expected to be funded with cash flow.

CASH DISTRIBUTIONS

During the third quarter 2004, Acclaim paid total cash distributions of $47.5 million or $0.488 per trust unit, providing a payout ratio of 60 percent. Even when assuming more normalized commodity prices, rather than the current levels of record pricing, Acclaim's annualized payout ratio in 2004 and 2005 is expected to be less than 75 percent. This reduced payout ratio supports Acclaim's belief that a more conservative distribution payout strategy provides longer-term sustainability through reinvestment of greater amounts of capital into Acclaim's asset base.

COMMODITY PRICE RISK MANAGEMENT

Acclaim has an active price risk management program that undertakes to reduce risk exposure to budgeted annual cash flow projections resulting from uncertainty or changes in commodity prices. The price risk management program is also used in association with acquisitions such as the ChevronTexaco transaction to lock in certain economic parameters that were used in the evaluation of these opportunities. A primary objective of Acclaim's price risk management program is to choose the appropriate type of financial structure at the time of execution that is expected to give the optimal level of protection against downward price movements while maintaining as much exposure as possible to potential price increases. As such, Acclaim will continue to use a number of different types of hedging structures as it deems appropriate to maximize unitholder value.

On a combined product basis, Acclaim has positions in place on approximately 19,500 boe/d of its fourth quarter 2004 production and 15,000 boe/d of its estimated 2005 production. For full details, please see the table of Acclaim's hedges included in the notes to the financial statements.

Looking forward, market fundamentals suggest that commodity prices will remain at levels above historical averages. Expectations are for another significant increase in year over year demand growth for crude oil from China and other Asian countries. Political instability and the continued threat of terrorism casts concerns about the level of crude oil supply available from many of the world's leading producers. The balance between supply and demand is not expected to ease in 2005 and increased price volatility is expected to accompany the expectations for historically high price levels. Natural gas prices are also at historically high levels despite the past summer being cooler than expected which resulted in North American inventories being at their highest level ever entering into the winter season. Current natural gas prices appear to be in part due to current crude oil price levels and in part due to longer term concerns about supply adequacy of natural gas in North America. Over the next year, forward prices for natural gas will continue to trade at or near the current historically high levels, but near term spot prices will be subject to ever increasing volatility resulting from inventory levels and weather forecasts.

Acclaim will continue to prudently layer in positions in order to achieve the objective of providing downside protection on approximately 50 percent of its production. Despite historically high price levels, the expectation of increased price volatility over the coming year makes this objective increasingly important. Selection of the appropriate type of hedging tools will be critical to the success of the price risk management program this coming year.

FOREIGN OWNERSHIP DEVELOPMENTS

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Acclaim, to review their capital structures. Acclaim's foreign ownership level currently stands at approximately 25 percent, well below the level that would jeopardize Acclaim's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Acclaim is a member, and an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure at the next unitholders' meeting.

OUTLOOK

The acquisition of the ChevronTexaco properties has again lifted Acclaim to another level. These are high quality legacy assets with considerable future development potential. One of the most important benefits of the transaction is that it has allowed us to maintain current distribution levels while significantly reducing our payout ratio. Strong commodity prices are providing us the opportunity to maintain and even improve our balance sheet. We are now in the top quartile of oil and natural gas trust in terms of daily production and proven reserves.

Integration of the assets acquired from ChevronTexaco is effectively complete in the field and in the head office. Hiring of additional personnel has largely been completed. We believe that exploitation opportunities associated with these assets are significant and we are actively analyzing and prioritizing those opportunities.

In 2005, we anticipate our capital program will be approximately $100 million with an emphasis on drilling and optimization projects. The program will target our major oil pools at Willesden Green, Mitsue and Greater Furness and natural gas opportunities at Golden Spike, Yekau Lake, Acheson and other shallow gas opportunities identified on properties acquired.



Jack C. Lee
Chairman



J. Paul Charron
President and Chief Executive Officer

November 4, 2004

Consolidated Balance Sheet

($000s)	September 30 2004 (unaudited)	December 31 2003 (Restated - Note 2)
ASSETS		
Current Assets		
Accounts receivable	**$ 87,361**	$ 60,720
Prepaid expenses	**12,068**	8,202
Deferred financial derivative loss *(Note 7)*	**3,893**	-
	103,322	68,922
Deferred financial derivative loss *(Note 7)*	**318**	-
Property, plant and equipment	**1,682,971**	1,160,548
Accumulated depletion and depreciation	**(342,555)**	(227,678)
	1,340,416	932,870
Goodwill	**87,954**	87,954
Total assets	**$ 1,532,010**	$ 1,089,746
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 74,831**	$ 62,037
Distributions payable	**15,913**	11,881
Financial derivative liability *(Note 7)*	**39,519**	-
	130,263	73,918
Bank debt	**349,637**	208,997
Hedging obligation and other liabilities	**94**	2,161
Financial derivative liability *(Note 7)*	**4,438**	-
Future income taxes	**183,113**	161,091
Asset retirement obligations *(Note 4)*	**46,271**	32,722
	713,816	478,889
UNITHOLDERS' EQUITY		
Capital *(Note 5)*	**925,969**	657,475
Exchangeable shares *(Note 5)*	**7,837**	8,566
Convertible debentures *(Note 5)*	**77,009**	19,326
Accumulated earnings	**74,036**	65,853
Accumulated distributions	**(266,657)**	(140,363)
	818,194	610,857
Total liabilities and unitholders' equity	**$ 1,532,010**	$ 1,089,746

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:





Jack C. Lee
Chairman of the Board

J. Paul Charron
President and Chief Executive Officer

Consolidated Statements of Earnings and Accumulated Earnings

($000s except per unit amounts, unaudited)	*Three Months Ended Sept. 30* 2004	2003 *(Restated - Note 2)*	*Nine Months Ended Sept. 30* 2004	2003 *(Restated - Note 2)*
REVENUE				
Petroleum and natural gas sales	**$ 167,894**	$ 77,021	**$ 351,010**	$ 212,405
Royalty expense (net of Alberta Royalty Tax Credit)	**(33,346)**	(14,827)	**(67,589)**	(41,008)
	134,548	62,194	**283,421**	171,397
EXPENSES				
Operating	**32,368**	14,943	**66,023**	34,043
Transportation	**1,473**	2,348	**5,911**	5,601
General and administrative	**4,823**	2,664	**11,177**	6,878
Interest	**3,540**	2,708	**8,728**	6,076
Unit-based compensation *(Note 5)*	**2,524**	644	**5,828**	644
Depletion, depreciation and amortization *(Note 2)*	**56,607**	28,015	**116,840**	72,135
Realized loss on financial derivatives	**11,867**	1,904	**25,515**	9,024
Unrealized loss on financial derivatives *(Note 7)*	**28,882**	-	**39,746**	-
	142,084	53,226	**279,768**	134,401
Earnings (loss) before taxes	**(7,536)**	8,968	**3,653**	36,996
Provision for capital taxes	**712**	614	**1,881**	1,714
Provision for (recovery of) future income taxes *(Note 8)*	**(9,110)**	3,176	**(9,253)**	(10,553)
NET EARNINGS	**862**	5,178	**11,025**	45,835
Accumulated earnings, beginning of period, as previously reported	**74,835**	60,409	**63,385**	22,121
Change in accounting for asset retirement obligations *(Note 2)*	**-**	-	**2,468**	879
Accumulated earnings, beginning of period as restated	**74,835**	60,409	**65,853**	23,000
Dividends on preferred shares	**-**	-	**-**	(923)
Interest on convertible debentures	**(1,661)**	(1,085)	**(2,842)**	(3,410)
Accumulated earnings, end of period	**$ 74,036**	$ 64,502	**$ 74,036**	$ 64,502
Net earnings per unit				
Basic	**$ -**	$ 0.06	**$ 0.10**	$ 0.74
Diluted	**$ -**	$ 0.06	**$ 0.10**	$ 0.74
Weighted average units outstanding				
Basic	**97,567**	66,132	**84,074**	55,829
Diluted	**105,954**	66,489	**90,294**	55,999

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($000s except per unit amounts, unaudited)	Three Months Ended Sept. 30 2004	Three Months Ended Sept. 30 2003 (Restated - Note 2)	Nine Months Ended Sept. 30 2004	Nine Months Ended Sept. 30 2003 (Restated - Note 2)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings	**$ 862**	$ 5,178	**$ 11,025**	$ 45,835
Adjustments for:				
Unit-based compensation	**2,433**	644	**4,152**	644
Depletion, depreciation and amortization	**56,607**	28,015	**116,840**	72,135
Unrealized loss on financial derivatives	**28,882**	-	**39,746**	-
Provision for (recovery of) future income taxes	**(9,110)**	3,176	**(9,253)**	(10,553)
Cash flow from operations	**79,674**	37,013	**162,510**	108,061
Site restoration and abandonment costs incurred	**(189)**	-	**(1,147)**	(10,404)
Changes in non-cash operating working capital	**(27,172)**	2,401	**(26,593)**	-
Cash flow provided by operating activities	**52,313**	39,414	**134,770**	97,657
FINANCING ACTIVITIES				
Proceeds from bank debt	**7,437**	5,169	**140,640**	88,530
Repayment of debentures	**-**	(824)	**-**	(2,472)
Proceeds from issuance of units, net of issue costs	**1,318**	69,330	**252,339**	163,196
Proceeds from issuance of convertible debentures, net of issue costs	**-**	-	**71,908**	-
Reduction of hedging obligation and other liabilities	**(971)**	(627)	**(2,036)**	(3,021)
Distributions to unitholders	**(47,549)**	(31,837)	**(122,262)**	(80,609)
Interest paid on convertible debentures	**(1,661)**	(1,085)	**(2,842)**	(3,410)
Dividends on preferred shares	**-**	-	**-**	(923)
Changes in non-cash financing working capital	**151**	(9)	**1,200**	(291)
Cash flow provided by (used in) financing activities	**(41,275)**	40,117	**338,947**	161,000
Cash flow provided by operating and financing activities	**11,038**	79,531	**473,717**	258,657
INVESTING ACTIVITIES				
Acquisition of petroleum and natural gas properties	**(390)**	(71,597)	**(433,477)**	(209,519)
Disposition of petroleum and natural gas properties	**902**	4,722	**9,808**	4,722
Capital expenditures	**(24,493)**	(8,825)	**(54,746)**	(27,518)
Acquisition of subsidiaries	**-**	-	**-**	(20,444)
Changes in non-cash investing working capital	**12,943**	(3,831)	**4,698**	(5,898)
Cash flow used in investing activities	**(11,038)**	(79,531)	**(473,717)**	(258,657)
Cash, beginning and end of period	**$ -**	$ -	**$ -**	$ -
The Trust paid the following cash amounts:				
Interest	**$ 3,761**	$ 2,534	**$ 8,671**	$ 5,497
Capital taxes	**$ 667**	$ 2,979	**$ 1,753**	$ 3,596

See accompanying notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2003 except for changes outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICIES

(a) Hedging Relationships

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 - Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. Acclaim enters into numerous financial instruments to manage commodity price risk that do not qualify as hedges under the new accounting guideline. Therefore, Acclaim has elected to not apply hedge accounting and to follow the mark-to-market accounting method for all financial instruments. The new accounting policy has been accounted for prospectively.

Effective January 1, 2004, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b) Asset Retirement Obligations

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months and nine months ended September 30, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

($000s)	*As Previously Reported*	*Adjustment*	*As Restated*
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c) Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaced Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted Accounting Guideline 16 effective January 1, 2004 and as at January 1, 2004 and September 30, 2004, there were no indications of impairment. The impairment test was calculated using the consultant's average prices at April 1, 2004 for the years 2004 to 2008 as follows:

	2004	*2005*	*2006*	*2007*	*2008*
WTI *($US/bbl)*	34.25	29.00	27.00	25.00	25.00
AECO *($CDN/mcf)*	6.65	5.55	5.20	5.00	5.00

(d) Transportation Costs

Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings. Prior periods have been reclassified for comparative purposes.

3. ACQUISITIONS

ChevronTexaco Property Acquisition

On May 25, 2004, Acclaim announced that Acclaim and Enerplus Resources Fund ("Enerplus") entered into an agreement to acquire all of ChevronTexaco Corporation's conventional oil and gas interests in Western Canada. The transaction closed on June 30, 2004. The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 5), and debt.

The allocation to the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$	474,371
Future income taxes		(31,275)
Asset retirement obligations		(12,733)
Cash purchase consideration	$	430,363

The allocation is subject to change upon the final determination of fair values.

In conjunction with the acquisition, Acclaim's existing credit facility was amended and increased to $415 million, including a $400 million revolving facility and a $15 million operating facility.

4. ASSET RETIREMENT OBLIGATION

Total future asset retirement obligations were estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $46.3 million (December 31, 2003 - $32.7 million) based on a total future liability of $143.6 million. The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

The following table reconciles Acclaim's asset retirement obligation:

Asset Retirement Obligation		***Amount***
Balance, December 31, 2003	$	32,722
Increase in liability during period		12,733
Settlement of liabilities during period		(1,147)
Accretion expense		1,963
Balance, September 30, 2004	**$**	**46,271**

5. CAPITAL

a) Trust Units	***Number of Units (000s)***		***Amount***
Balance, December 31, 2003	74,601	$	660,048
Issued pursuant to equity offerings, net of costs	21,525		248,534
Conversion of exchangeable shares	70		729
Conversion of 8% debentures	63		849
Conversion of 11% debentures	1,372		13,376
Issued for employee savings plan	117		1,526
Distribution reinvestment plan	168		2,163
Exercise of unit options	12		116
Unit purchase loan receivable	-		(1,372)
Balance, September 30, 2004	**97,928**	**$**	**925,969**

On April 19, 2004, the Trust issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On June 15, 2004, the Trust issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured subordinated debentures in connection with the Chevron acquisition. Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

b) Exchangeable Shares	***Number of Units (000s)***		***Amount***
Balance, December 31, 2003	776	$	8,566
Shares exchanged	(70)		(729)
Adjustment to exchange ratio for distributions	78		-
Balance, September 30, 2004	**784**	**$**	**7,837**

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 599,120 units immediately and 184,899 units as to one half on each of October 1, 2004 and 2005.

c) Debentures	***Number of Units Available on Conversion (000s)***		***Amount***
i) 8% Convertible Debentures			
Balance, December 31, 2003	-	$	-
Issued, June 15, 2004	5,556		75,000
Converted to units during the period	(63)		(849)
Issue costs	-		(3,092)
Balance, September 30, 2004	**5,493**	**$**	**71,059**
ii) 11% Convertible Debentures			
Balance, December 31, 2003	2,195	$	19,326
Converted to units during the period	(1,372)		(13,376)
Balance, September 30, 2004	**823**	**$**	**5,950**
Total, September 30, 2004	**6,316**	**$**	**77,009**

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The debentures are convertible into units at a conversion price of $13.50. During 2004, $0.8 million of 8% debentures were converted resulting in the issuance of 63,000 units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. During 2004, $13.4 million of 11% were converted which resulted in the issuance of 1,372,000 units.

Both the 8% and 11% debentures have been classified as equity because the Trust has the option, and intends to settle, the principal and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings.

d) Unit Based Compensation Plan	***Number of Options (000s)***		***Average Exercise Price***
Balance, December 31, 2003	2,737	$	10.15
Exercised	(12)		9.67
Repurchased and cancelled	(2,725)		-
Balance, September 30, 2004	**-**	**$**	**-**

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of September 30, 2004, there were 873,312 Restricted Units and 250,650 Performance Units outstanding entitling holders to 1,233,517 units upon vesting. A compensation expense of $5.8 million was recorded during the nine month period to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

(all tabular amounts, except per unit, expressed in $000s, unaudited)

6. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

	$/Unit	Amount
Balance, December 31, 2003	$ 2.4375	$ 140,363
January, 2004	0.1625	12,174
February, 2004	0.1625	12,203
March, 2004	0.1625	12,033
April, 2004	0.1625	13,101
May, 2004	0.1625	13,102
June, 2004	0.1625	15,799
July, 2004	0.1625	15,813
August, 2004	0.1625	16,156
September, 2004	0.1625	15,913
	$ 1.4625	$ 126,294
	$ 3.9000	$ 266,657

7. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	***2004 Q4***	***2005***
Natural Gas		
Fixed price volume *(GJ/d)*	6,667	7,083
Fixed price average *($/GJ)*	$6.86	$6.59
Collars volume *(GJ/d)*	40,333	27,500
Collar floors	$6.03	$6.15
Collar caps	$9.29	$9.02
Call spreads *(GJ/d)*	4,517	1,250
Call spreads bought *($/GJ)*	$7.57	$9.00
Call spreads sold *($/GJ)*	$9.23	$11.50
Calls sold *(GJ/d)*	3,000	2,500
Calls sold *($/GJ)*	$2.80	$2.80
Total volume contracted *(GJ/d)*	54,517	38,333
Crude Oil		
Fixed price volume *(bbl/d)*	2,000	1,500
Fixed price average *(US$/bbl)*	$34.05	$40.03
Collars volume *(bbl/d)*	7,500	7,250
Collars floor *(US$/bbl)*	$29.61	$30.00
Collars cap *(US$/bbl)*	$33.96	$38.32
Call spreads *(bbl/d)*	1,000	250
Call spreads bought *(US$/bbl)*	$33.00	$41.00
Call spreads sold *(US$/bbl)*	$40.00	$48.00
Total volume contracted *(bbl/d)*	10,500	9,000

(all tabular amounts, except per unit, expressed in $000s, unaudited)

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas-Collars (AECO)		
8,000 GJ	CDN$5.00-6.50	April 1, 2004-October 31, 2004
10,000 GJ	CDN$5.00-7.00	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00-6.41	April 1, 2004-October 31, 2004
10,000 GJ	CDN$6.25-7.85	July 1, 2004- October 31, 2004
5,000 GJ	CDN$5.00-7.80	November 1, 2004- March 31, 2005
20,000 GJ	CDN$7.00-11.00	November 1, 2004- March 31, 2005
5,000 GJ	CDN$6.20-12.50	November 1, 2004- March 31, 2005
5,000 GJ	CDN$7.00-11.25	November 1, 2004- March 31, 2005
15,000 GJ	CDN$6.00-8.00	April 1, 2005-October 31, 2005
5,000 GJ	CDN$6.00-9.00	April 1, 2005-October 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$3.75-5.00-7.00	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-5.81	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-8.50	November 1, 2004- March 31, 2005
10,000 GJ	CDN$5.00-6.00-8.00	April 1, 2005-October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.95	April 1, 2004-October 31, 2004
5,000 GJ	CDN$7.50	July 1, 2004-October 31, 2004
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Participating Swaps (AECO)		
5,000 GJ	CDN$6.00 + 85% participation	April 1, 2005-October 31, 2005
Natural Gas-Call Spreads (AECO)		
3,550 GJ (purchased by Acclaim)	CDN$2.85-3.55	May 1,2000-October 31, 2004
5,000 GJ (purchased by Acclaim)	CDN$9.00-11.50	November 1, 2004- March 31, 2005
Natural Gas-Calls Sold (AECO)		
3,000 GJ	CDN$2.80	November 1, 1999-October 31, 2005
Crude Oil-Collars (WTI)		
1,000 bbl	US$23.00-28.05	October 1, 2004-December 31, 2004
3,000 bbl	US$37.20-41.00	July 1, 2004-December 31, 2004
1,000 bbl	US$32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)		
1,000 bbl	US$21.00-25.00-29.45	January 1, 2004-December 31, 2004
500 bbl	US$23.00-27.00-30.00	April 1, 2004-December 31, 2004
1,000 bbl	US$21.25-24.50-29.95	July 1, 2004-December 31, 2004
1,000 bbl	US$21.50-24.50-29.25	July 1, 2004-December 31, 2004
1,000 bbl	US$20.00-24.00-30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-27.00-40.05	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-27.00-35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-34.00-43.60	January 1, 2005-December 31, 2005
1,000 bbl	US$34.00-38.00-51.00	April 1, 2005-June 30,2005
***Crude Oil-Fixed* (WTI)**		
1,000 bbl	US$28.00	April 1, 2004-December 31, 2004
1,000 bbl	US$40.10	July 1, 2004-December 31, 2004
1,000 bbl	US$40.00	January 1, 2005-December 31, 2006
500 bbl	US$40.10	January 1, 2005-December 31, 2006
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004-December 31, 2004
Crude Oil-Call Spreads (WTI)		
1,000 bbl (purchased by Acclaim)	US$33.00-40.00	October 1, 2004-December 31, 2004
500 bbl (purchased by Acclaim)	US$41.00-48.00	July 1, 2005-December 31, 2005
Alberta Power-Fixed (Alberta Power Pool)		
2 MWh	CDN$43.75	January 1, 2004-December 31, 2005
2 MWh	CDN$52.50	April 1, 2004-December 31, 2004
2 MWh	CDN$47.50	January 1, 2005-December 31, 2006
5 MWh	CDN$48.25	January 1, 2006-December 31, 2006

(all tabular amounts, except per unit, expressed in $000s, unaudited)

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

		Financial Derivative Loss		*Financial Derivative Liability*		*Unrealized Loss*
Balance, January 1, 2004 *(Note 2)*	$	11,180	$	(11,180)	$	-
Amortization		(6,969)		-		6,969
Unrealized loss on financial derivatives		-		(32,777)		32,777
Balance, September 30, 2004	**$**	**4,211**	**$**	**(43,957)**	**$**	**39,746**

The estimated fair value of financial derivative instruments is based on quoted market prices.

8. INCOME TAXES

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

9. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

10. SUBSEQUENT EVENTS

On October 4, 2004, the Trust issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds of the issuance after underwriting fees and expenses were $71.4 million. The net proceeds from the financing was used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim's capital expenditure program.

Corporate Information

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President & Chief Executive Officer

Brent D. Defosse, P. Eng
Vice President, Production and Chief Operating Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P. Eng
Vice President, Business Development

Wesley R. Morningstar
Vice President, Exploration and Development

Mark P. Fitzgerald, P. Eng
Vice President, Engineering

DIRECTORS

Jack C. Lee
Chairman
Calgary, Alberta

Robert G. Brawn, B. Sc., P. Eng.
Chairman, Emeritus and Director
Calgary, Alberta

J. Paul Charron, CA
President, Chief Executive Officer and Director

Peter W. Comber, CA
Toronto, Ontario

Grant B. Fagerheim
Calgary, Alberta

Frank W. King, O.C., LlD, P. Eng.
Calgary, Alberta

Nancy Laird
Calgary, Alberta

R. Gregory Rich, P. Eng.
Houston, Texas

R. Carl Smith
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange/Trust Units: AE.UN
Debentures: AE.DB, AE.DB.A

INVESTOR RELATIONS

Kerklan (Kerk) Hilton
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

HEAD OFFICE


ACCLAIM
Energy Trust

1900, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com